POWER-SAVE ENERGY COMPANY
3940-7 Broad Street, #200
San Luis Obispo, California 93401

August 31, 2007

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
Mr. Matthew J. Benson, Attorney-Advisor
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Power--Save Energy Company Registration Statement on Form SB-2 Amendment No. 1 Filed July 12, 2007 File No. 333-143151

Messrs. Owings and Benson:

             This letter sets forth the responses of Power-Save Energy Company (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated August 1, 2007 (the "Comment Letter") with respect to the above-referenced filing. In addition, the Company has filed through EDGAR a Pre-Effective Amendment No. 2 ("Amendment No. 2") to the above-referenced registration statement (the "Registration Statement") which incorporates the Company's responses to the Staff's comments to the Registration Statement and updates the disclosures including financial statements for the period ended June 30, 2007.

             We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

Prospectus Cover Page

1.	Please clarify your reference to the "sale" of shares when it appears that the transaction relates to the transfer of shares without consideration. This comment also applies to your disclosure in the body of the prospectus. In addition, please identify Mr. Forster as your CEO and principal shareholder and not just an "affiliate."

We have revised the cover page and the body of the prospectus to refer to a transfer of the shares and also to refer to Mr. Forster as our CEO and principal shareholder.

2.	Please explain whether the transfer of shares is being conducted by or on behalf of the issuer. We may have further comment upon review of your response.

The transfer of the shares is being conducted by Mr. Forster, but benefits both Mr. Forster and the Company.

The shares being transferred are registered in the name of Mr. Forster. Mr. Forster is transferring the shares in part to address concerns of the PS Corp stockholders and to eliminate any potential claims that shareholders of PS Corp may have relating to the termination of his relationship with PS Corp by eliminating any economic loss incurred by them. At September 13, 2006 the price per share of common stock of PS Corp was $0.26 as reported on the Pink Sheets. The closing price for the Company's common stock as reported on August 30, 2007 was $0.90. Based on present market prices, the shareholders of PS Corp will receive a substantial economic benefit.

The Company also benefits from the transfer as well. The transfer of shares to PS Corp will address any equitable claims of stockholders of PS Corp that the Company is the successor in interest to PS Corp. The registration of the shares in connection with the transfer will increase the stockholder base, substantially add to the Company's public float, and produce a more liquid market.

The Offering, page 2

3.	Explain the difference in Mr. Forster's 64% ownership of the company when on page 3 you refer to Power-Save Nevada receiving approximately 96.7% of the company's stock which was subsequently transferred to Mr. Forster. In this regard, clarify his current holdings with those received in the transaction.

We have substantially revised the disclosure to describe the issuance of shares to Power-Save Nevada and its subsequent transfer of those shares. See "Prospectus Summary-History" beginning on page 3 of the prospectus.

4.	The discussion relating to Power-Save Energy Corp and Disability Access Corp. in the 2nd paragraph is unclear given the Form 8-K filed for the period January 2, 2006 which indicated a name change to Tabatha V, Inc. Please provide a detailed chronological listing of events for all of the involved companies indicating the business reason for each action. Indicate whether there is any continuing relationship with KVAR Energy, Inc. We may have further comments.

We have substantially revised the disclosure to describe each of the entities that Mr. Forster has been involved with, including Tabatha V, Disability Access Corp. and Power-Save Energy Corp. along with the business reasons for the involvement with each company. We have confirmed that there is no continuing relationship with KVAR Energy, Inc. See "Prospectus Summary-History" beginning on page 3 of the prospectus.

5.	Indicate the number of shareholders to receive shares in this transaction, indicate whether any of them are affiliated with Mr. Forster or the company and include Mr. Forster's resulting percentage of ownership. Indicate Mr. Forster's previous ownership of PS Corp including the number of shares and percentage representation.

The disclosure has been revised to identify that there were 832 stockholders of record of PS Corp as of September 13, 2006 who will receive 416,168 shares in this offering, and an additional 2,443,472 shares of stock will be issued to PS Corp stockholders that held their PS Corp stock in street name. To our knowledge, none of those stockholders are affiliated with Mr. Forster or the Company. See "Prospectus Summary-Offering" beginning on page 5 of the prospectus.

6.	Expand the discussion of Mr. Forster's sale of his PS Corp stock to indicate whether he sold to an affiliated party, whether there is any continuing relationship with that company and to state as indicated in your letter that shareholder approval was not required for the transaction.

We have revised the disclosure to reflect that Mr. Forster sold his PS Corp to an unaffiliated party, that there is no continuing relationship between Mr. Forster and such unaffiliated party, and that shareholder approval was not required in connection with his sale of stock. See "Prospectus Summary-History" beginning on page 3 of the prospectus.

7.	Indicate the date Power-Save Corp was formed by Mr. Forster and the business reason(s) for forming a company in competition with Power-Save Energy. Indicate what assets were transferred to the present company and the reason(s) for the transaction. Indicate the manner in which the parties developed the relationship. Discuss the activity and status of the prior shareholders and officers and directors of Safari Associates, Inc.

We have revised the disclosure to reflect when Mr. Forster formed Power-Save Nevada, and the business reasons for his involvement with the various companies. We have clarified that the present Company owns all of Power-save Nevada's assets including all rights to the product designs. We have added disclosure concerning the history of Safari Associates, Inc. and the status of their shareholders and officers and directors. See "Prospectus Summary-History" beginning on page 3 of the prospectus.

8.	Indicate whether the company had any operations prior to the Asset Purchase Agreement. Discuss the liabilities assumed and clarify the reference to "...substantially all of Power-Save Nevada's assets." Do some assets remain with Mr. Forster? What is the status of Power-Save Nevada?

The disclosure has been revised to state that Safari Associates did not have any operations prior to the Asset Purchase Agreement. We have also clarified that the Asset Purchase Agreement effected the transfer of all of Power-Save Nevada's assets, including its ownership rights in the design for the PS1200 device. Power-Save Nevada continues to exist as a

Nevada corporation, but does not have any assets or operations at this time.

* * * *

                With respect to our Registration Statement, the Company acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 Thank you for your assistance in this matter. Please call me at (866) 297-7192 or James A. Mercer III, of Duane Morris LLP, counsel to Power-Save Energy Company, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Michael Forster Chief Executive Officer and President